SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1) 1


                        INTELLIGENT MEDICAL IMAGING, INC.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   45815T 10 6
                                 (CUSIP Number)


                                ----------------


     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 45815T 10 6                 13G                      PAGE 2 OF 5 PAGES

 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          ERIC ESPENHAHN, S.S. NO. ###-##-####

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                     (b)  [x]

 3.       SEC USE ONLY

  4.      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

          NUMBER OF            5.       SOLE VOTING POWER
           SHARES                                                        620,647
        BENEFICIALLY           6.       SHARED VOTING POWER
          OWNED BY                                                       100,000
            EACH               7.       SOLE DISPOSITIVE POWER
          REPORTING                                                      620,647
         PERSON WITH           8.       SHARED DISPOSITIVE POWER
                                                                         100,000
 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          720,647

10.       CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [x]
          CERTAIN SHARES*

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.1%

12.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45815T 10 6               13G                       PAGE 3 OF 5 PAGES

ITEM 1(A).       NAME OF ISSUER:
                 Intelligent Medical Imaging, Inc.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(A).       NAME OF PERSON FILING:
                 Eric Espenhahn

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(C).       CITIZENSHIP:
                 U.S.A.

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:
                 Common Stock, $.01 par value per share

ITEM 2(E).       CUSIP NUMBER:
                 45815T 10 6

ITEM 3.          Not Applicable

ITEM 4.          OWNERSHIP.

    (a)  Amount beneficially owned:
         720,647*
    (b)  Percent of class:
         6.1%
    (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote                       620,647
         (ii) Shared power to vote or to direct the vote                 100,000
         (iii) Sole power to dispose or to direct the disposition of     620,647
         (iv) Shared power to dispose or to direct the disposition of    100,000

* The number of shares indicated as beneficially owned includes 100,000 shares held of record by Karen Espenhahn, Mr. Espenhahn's wife, and 8,000 shares issued to Mr. Espenhahn as custodian for his son, John H. Espenhahn, but does not include 115,000 shares held of record by an irrevocable trust created by Mr. Espenhahn, The Espenhahn Descendants Trust, of which Jaime Pereira is trustee. Mr. Espenhahn disclaims beneficial ownership of the foregoing securities.

CUSIP NO. 45815T 10 6       13G                                PAGE 4 OF 5 PAGES

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.
             Not applicable

ITEM 10.     CERTIFICATION.
             Not applicable

CUSIP NO. 45815T 10 6              13G                         PAGE 5 OF 5 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 9, 1998
                                      -----------------------------------------
                                                                    (Date)

                                      /s/Eric Espenhahn
                                      -----------------------------------------
                                         Eric Espenhahn             (Signature)
                                                                   (Name/Title)